SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                          _____________

                            FORM 11-K

                          ANNUAL REPORT
                PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934

 (Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EX-CHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 1998

                               OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from_______________to ____________

                 Commission file number 1-8207

Full title of the plan and the address of the plan, if different from that of the issuer named below:
           The Home Depot FutureBuilder for Puerto Rico

B. Name of issuer of the securities held pursuant to the  plan and the address of its principal executive office:
   The  Home  Depot,  Inc., 2455  Paces  Ferry  Road,  NW,
   Atlanta, GA 30339
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                           SIGNATURES

      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                     The Home Depot FutureBuilder for Puerto Rico





Date: October 07, 1999

                                /s/ Lawrence A. Smith
                                By: Lawrence A. Smith
                                Member,Administrative Committee

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                         THE HOME DEPOT
                  FUTUREBUILDER FOR PUERTO RICO

Financial Information for the Plan Year ending December 31, 1998


1. Current value of Plan assets and liabilities at the beginning and end of the plan year.


                                    Assets


                                    Beginning of Year     End of Year


Receivables                                   0           1,400
Corporate debt and equity instruments         0          13,362
Total assets                                  0          14,762
Total liabilities                             0               0
Net Assets                                    0          14,762




2. Plan Income, expenses and changes in net assets for the Plan.


                                    Income


Employer contributions                        0           8,003
Employee contributions                        0           4,111
Earnings from investments                     0           2,648
(interest, dividends, rents, royalties)
Total income                                  0          14,762



                                   Expenses

Total distribution of benefits and
payments to provide benefits                  0               0
Total expenses                                0               0
Net income                                    0          14,762
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